Elmer's Restaurants, Inc.
                                 11802 SE Stark
                               Portland, OR 97216

                         -------------------------------

                        Information Statement Pursuant to
                              Section 14(f) of the
                Securities and Exchange Act of 1934, as Amended,
                            and Rule 14f-1 Thereunder

                        --------------------------------

Introduction

     This Information Statement is being mailed on about August 10, 1998 to the holders of record of outstanding shares of common stock (the "Common Stock" or the "Shares") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by CBW Inc., an Oregon corporation ("CBW"), to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On July 9, 1998, Anita Goldberg and Rudolph Mazurosky (collectively, "Sellers"), who own approximately 53.8% of the Shares, and CBW entered into a Stock Purchase Agreement pursuant to which CBW will acquire all of the Shares owned by Sellers (the "Transaction"). As a result of the Transaction, CBW will become owner of approximately 53.8% of the outstanding Shares.

     Upon completion of the Transaction, Anita Goldberg will resign as President of the Company, Rudolph Mazurosky and Zadoc Merrill will resign from the Company Board and five new directors selected by CBW will be appointed to the Company Board.

     The Transaction will result in a change of control of the Company. The Transaction is subject to the approval of various regulatory authorities and the Special Committee of the Company Board. If the Transaction is not completed, the Company's current officers and directors will not resign and there will not be a change in control. CBW and the Sellers expect the Transaction will close by the end of August, 1998. This Information Statement is required by Section 14(f) on the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information in this Information Statement about CBW has been furnished to the Company by CBW and the Company assumes no responsibility for the accuracy or completeness of such information.

General

     The consideration to be paid to Sellers for the Shares being sold to CBW is $4,504,950. CBW's financing for its acquisition of the Shares is drawn from two sources: (1) $600,000 from the purchase by Thomas Connor and Donald Woolley of an equity interest in CBW and (2) $3,904,950 from a loan to CBW by Eagle's View Management Company, Inc. ("EVM"). EVM is affiliated with Donald Woolley and members of his family. The loan from EVM is for a total of $4,000,000, matures in 21 months, bears interest at 12% per annum for the first 15 months of the loan and 15% thereafter, and is secured by the assets of CBW (including the Shares it will hold), personal guaranties by CBW's shareholders, and a pledge of all outstanding stock in CBW. As a condition to the financing, CBW has agreed to request that the Company Board appoint Messrs. Connor and Woolley as directors upon completion of the Transaction.

     The Shares are the only class of outstanding voting securities. Each Share is entitled to one vote. As of May 20, 1998, there were 1,311,109 Shares outstanding.

Right to Designate Directors; The CBW Designees

     CBW has requested that Messrs. Mazurosky and Merrill resign from the Company Board upon completion of the Transaction. CBW will also request that the Company Board increase its size to seven members, to be comprised of two current directors (Anita Goldberg and Paul Welch) and five members selected by the shareholders of CBW as nominees (the "CBW Designees"). In addition, William Service and Bruce Davis will be appointed Chief Executive Officer and President, respectively, of the Company.

     Set forth below is certain information with respect to the CBW Designees:

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                        DURING LAST FIVE YEARS
----                                  ----------------------------------

Bruce Davis........................ Mr. Davis, 37, is the President of three companies engaged in the restaurant
                                    business: Jaspers Food Management, Inc.
                                    (1993- present), CBW Inc. (1995-present), and Oregon Food Management, Inc. (1996-present).

William Service.................... Mr. Service, 37, is the Chief Executive
                                    Officer of three companies engaged in the restaurant business: Jaspers Food Management, Inc. (1993-present), CBW Inc. (1995-present), and Oregon Food Management, Inc. (1996-present).

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                        DURING LAST FIVE YEARS
----                                  ----------------------------------

Cordy Jensen....................... Mr. Jensen, 55, is the President and owner of numerous multi-unit restaurant and lounge operations, including The Oregon Electric Station Restaurant, Steelhead Brewery, Station Masters, Inc. and McKenzie Brewery Co. Mr. Jensen is also Secretary and Director of Centennial Bancorp and is the director of nine privately held companies engaged in the restaurant and lounge business.

Thomas Connor...................... Mr. Connor, 44, has been a real estate investor since 1974, with investments in several companies engaged in the hospitality or real estate development businesses, including Connor Enterprises, Inc., Budgeted Inns of Oregon, Inc., Connor Industries, Inc., Spring Holdings, Inc., and 5 C's Properties, Inc. Mr. Connor has also served as a director of numerous privately held companies engaged in the hospitality or real estate development businesses. Effective upon consummation of the Transaction, Mr. Connor will become a director of CBW Inc.

Donald Woolley..................... Mr. Woolley, 39, has been a real estate investor since 1984, with investments in numerous companies involved in the timber or real estate development industries, including Eagle's View Management Company, Inc., Manzana Bros., Ltd., and Spring Holdings, Inc. Mr. Woolley has also served as a director of numerous privately held companies engaged in the hospitality, timber or real estate development industries. Effective upon consummation of the Transaction Mr. Woolley will become a director of CBW, Inc.

     CBW has informed the Company that each of the individuals listed above has consented to act as a director, if so designated.

     There are no material legal proceedings to which any of the CBW Designees, or any associate of any such CBW Designee, is a party adverse to the Company or any of its subsidiaries. None of the CBW Designees, or any associate of any such CBW Designee, has any material interest adverse to the Company or any of its subsidiaries.

Directors and Executive Officers of the Company

     The following sets forth certain information with respect to the directors and officers of the Company, retroactively assuming the consummation of the Transaction, other than the CBW Designees, who are described above.

     Anita Goldberg, 69, was appointed President of the Company and elected to the Board of Directors in June 1996 and prior to that served as Director of Franchising for the Company since September 1984. Mrs. Goldberg will resign as President upon the consummation of the Transaction.

     Paul Welch, 70, owns and operates two Elmer's Pancake and Steak House franchises in Vancouver, Washington, one since 1978 and one since 1994. He has served as a director of the Company since 1983.

     Juanita Nelson, 62, has served as Controller of the Company since 1985 and as Secretary since February 1998. For more than five years prior to joining the Company, Mrs. Nelson was the Office Manager of the Red Lion Inns and Thunderbird Motor Inns corporate office.

     Jerry Scott, 44, will be appointed Vice President upon consummation of the Transaction. Since November 1995, Mr. Scott has served as Vice President of Operations for Jaspers Food Management, Inc. He served from November 1994 to November 1995 as Regional Director of Operations of Macheezmo Mouse Restaurants, Inc. and from June 1993 to September 1994 as Director of Operations of Mission Investment Company.

Section 16(A) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires directors and executive officers, and persons who beneficially own more than ten percent of the issued and outstanding Shares to file reports of ownership of the Company's securities and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent beneficial stockholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based solely upon its review of such forms received by it, the Company believes that each of its directors, executive officers and greater than ten percent beneficial shareholders complied with
Section 16(a) filing requirements applicable to them during the fiscal year ended March 31, 1998.

Security Ownership of Certain Beneficial Owners

     The following table sets forth certain information concerning all shareholders known by the Company to be beneficial owners of five percent or more of the Common Stock as of May 20, 1998, retroactively assuming the completion of the Transaction.


                                                    AMOUNT AND NATURE OF         PERCENT
NAME AND ADDRESS                                   BENEFICIAL OWNERSHIP (1)      OF CLASS
----------------                                   ------------------------      --------
CBW Inc.
140 East Fifth Avenue, Suite A
Eugene, OR 97401.................................          705,000               53.8%

                                        4

                                                    AMOUNT AND NATURE OF         PERCENT
NAME AND ADDRESS                                   BENEFICIAL OWNERSHIP (1)      OF CLASS
----------------                                   ------------------------      --------

Kalberer Hotel Supply Co.
234 NW 5th
Portland, OR 97209...............................           92,206                7.0%

Boyd Coffee Company
9730 NE Sandy Boulevard
Portland, OR 97230...............................           83,400                6.4%

Susan Patricia Mann
1980 Indian Trail
Lake Oswego, OR 97034............................           74,000                5.6%

--------------

(1) Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

Security Ownership of Management

     The following table sets forth information as of May 20, 1998, retroactively assuming the completion of the Transaction, regarding the ownership of the Common Stock by the following persons: (a) each of Anita Goldberg, Paul Welch, and the CBW Designees and (b) all directors and executive officers as a group.

                                          AMOUNT AND NATURE OF          PERCENT OF
NAME                                     BENEFICIAL OWNERSHIP (1)          CLASS
----                                     -----------------------        ----------
Anita B. Goldberg                                       0                     0%
Director............................

Paul Welch                                              0                     0%
Director............................

Bruce Davis                                       705,400 (2)              53.8%
President and Director..............

William Service                                   705,400 (2)              53.8%
Chief Executive Officer
and Director........................

Cordy Jensen                                      705,000 (2)              53.8%
Director............................

                                        5

                                          AMOUNT AND NATURE OF          PERCENT OF
NAME                                     BENEFICIAL OWNERSHIP (1)          CLASS
----                                     -----------------------        ----------

Tom Connor                                        705,000 (2)              53.8%
Director............................

Donald Woolley                                    705,000 (2)              53.8%
Director............................

All directors and
executive officers as a
group (as of May 20,
1998, giving retroactive
effect to the completion of
the Transaction) (9                               705,800 (2)              53.8%
persons)

--------------

(1) Unless otherwise indicated by footnote, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(2) Includes indirect beneficial ownership of 705,000 shares of Common Stock owned by CBW Inc. Each of these individuals intends to disclaim beneficial ownership of shares of Common Stock owned by CBW Inc.

Certain Transactions

     Paul Welch, a director of the Company, operates two Elmer's restaurants in Vancouver, Washington, one since 1978 and the other since 1994. Under a franchise agreement with the Company, Mr. Welch pays the Company a franchise royalty fee of two percent of gross sales for each of the restaurants. During fiscal 1998, $78,857 was paid to the Company under this franchise agreement. Mr. Welch is indebted to the Company in the aggregate amount of $69,880 under two promissory notes representing unpaid franchise fees for fiscal 1997.

     On June 12, 1998, the Company entered into an employment agreement with Zadoc Merrill, a director and Marketing Director of the Company. The agreement is for a term of two years commencing on the date that the Transaction is completed. The agreement provides that, if Mr. Merrill is terminated as an employee other than for cause during the term of the agreement, he will receive two years severance pay. Mr. Merrill will resign as director in connection with the Transaction.

     Kalberer Hotel Supply Co. ("Kalberer Co.") is the supplier of substantially all of the restaurant equipment used in the restaurants owned by the Company and its franchisees.

Although the Company does not require franchisees to purchase their equipment from Kalberer Co., in the past most franchises have done so. During the last fiscal year, a total of $148,768 was paid by the Company to Kalberer Co.

     Boyd Coffee Company ("Boyd's") supplies coffee and related supplies to a number of restaurants owned by the Company and its franchisees. During the last fiscal year, a total of $86,608 was paid by the Company to Boyd's.

The Board of Directors, its Committees and Compensation

     The Company Board met six times during the year ended March 31, 1998. The Company Board has an Audit Committee (which currently consists of Anita Goldberg, Paul Welch and Rudolph Mazurosky), which shall be reconstituted after the completion of the Transaction. The Audit Committee did not meet during the year ended March 31, 1998. There are no nominating or compensation committees of the Company Board or committees performing similar function.

Compensation of Directors

     Directors are not compensated for service on the Company Board. Directors are reimbursed for out-of-pocket expenses incurred in attending board meetings.

Compensation of Executive Officers

Summary Compensation Table

     The following table sets forth in summary form all compensation for all services rendered in all capacities to the Company for the fiscal year ended March 31, 1998 (retroactively assuming the completion of the Transaction) to (a) the Chief Executive Officer and President of the Company and (b) the former President. No other officer was paid or accrued compensation in excess of $100,000 in fiscal 1998.

                                                 ANNUAL COMPENSATION
                                                 -------------------
         NAME AND                                      FISCAL
    PRINCIPAL POSITION                                  YEAR              SALARY           BONUS
    ------------------                                  ----              ------           -----
William Service
Chief Executive Officer........................         1998                None              --

Bruce Davis
President......................................         1998                None              --

Anita Goldberg
Former President...............................         1998            $120,000         $66,531

Employment Agreements

     On June 12, 1998, the Company entered into an employment agreement with Juanita Nelson, Secretary and Controller of the Company. The agreement is for a term of two years commencing on the date that the Transaction is completed. The agreement provides that, if Mrs. Nelson is terminated other than for cause during the term of the agreement, she will receive two years severance pay.

Dated:  August 7, 1998

                                       ELMER'S RESTAURANTS, INC.


                                       JUANITA NELSON
                                       -----------------------------------------
                                       Juanita Nelson, Secretary